UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

US Airways, Inc.
File No. 001-08442

CF#23173
_____

     US Airways Group, Inc. and US Airways, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 18, 2009.

     Based on representations by US Airways Group, Inc. and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through February 28, 2018
Exhibit 10.8	through February 28, 2018
Exhibit 10.23	through February 28, 2018
Exhibit 10.30	through May 31, 2014
Exhibit 10.48	through March 31, 2017
Exhibit 10.49	through October 20, 2014
Exhibit 10.50	through October 20, 2014

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel